[LOGO OF CAMPBELL RESOURCES INC.]


                                  PRESS RELEASE
                              For immediate release

           CAMPBELL RESOURCES ANNOUNCES ITS FIRST QUARTER RESULTS 2004

MONTREAL, MAY 12, 2004 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN BOARD:
CBLRF) recorded a loss of $1,796,000 or $0.02 per share in the first quarter of 2004 compared with a restated loss (following the application of the recommendations of Section 3110 of the CICA Handbook) of $2,041,000 or $0.05 per share for the same period of 2003 resulting mainly from an average gold grade of
0.204 oz Au/ton produced compared to a grade of 0.253 oz Au/ton in the first quarter of 2003.

Metal sales for the first quarter of 2003 were $4.4 million ($4.6 in 2003). The average sale price for gold during the quarter was US$409 per ounce (CAN$537) compared to an average market price of US$357.86 per ounce (CAN$546.20) for the same period in 2003. The higher price of gold was offset by the higher exchange rate for the Canadian dollar.

As at March 31, 2004, the company's assets were $165.6 million compared to $159.8 million at December 2003. The increase is attributable to private placements completed in the first quarter of 2004 for net proceeds of $8.1 million of which $5.0 million have already been invested in Campbell's mining properties.

OPERATIONS

At the Joe Mann Mine, production in the first quarter of 2004, totalled 46,323 tons of ore grading an average of 0.204 oz Au/ton compared to 49,011 tons of ore grading an average of 0.253 oz Au/ton for the same period in 2003. Production for the first quarter was 8,642 ounces of gold and 168,253 pounds of copper compared with 11,370 ounces and 195,052 pounds respectively in 2003. The cash operating cost per ounce in the first quarter of 2004 was US$455 per ounce compared to US$371 for the same period in 2003 (CAN$598 and CAN$566 respectively). Development operations were undertaken in the West Zone with production activities to begin early in the second quarter. As well, a 175-foot raise and a first sub-level were completed in this quarter.

In the first quarter, development crews completed a 1100-metre ramp leading to level 4730 and accessing the mineralized zones of the Copper Rand mine (76%) and are now preparing the infrastructures required to support mining activities at this level. The sinking of ventilation raise emergency exits and backfill shafts are currently under way and work has resumed on rehabilitation of the concentrator.

OUTLOOK

According to Mr. Fortier, President and Chief Executive Officer: "Since the resumption of activities at the Joe Mann Mine in April 2002, operations have shown a deficit. However, development activities have led to the discovery of the West Zone, now in operation, with an expected yield more than 25,000 tonnes grading an average of 0.39 oz Au/ton by year's end. The West Zone has already impacted results for April with an average grade of 0.29 oz Au/t, a substantial increase from the average grade in the first quarter. Exploration results, announced last week, on the Nohart, 2800 and 3100 zones of the Meston property, accessed through the Joe Mann Mine installations, lead us to believe in the possibility of a new economically feasible zone for the Joe Mann Mine."

"Improved results are forthcoming for the Joe Mann Mine and once operations resume at the Copper Rand mine in November 2004, improvement should be significant. Exploration programs at the Joe Mann Mine and surface drilling on the Meston property will continue. Exploration activities are also planned at the Copper Rand project. Our objective is to ensure Campbell Resources will continue to grow in the coming years."

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION :

CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                               John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                                Tel.: 514-939-3989
afortier@campbellresources.com                                   Fax: 514-939-3717
                                                                 www.renmarkfinancial.com

INFORMATION REGARDING TELECONFERENCE:

DATE: Wednesday, May 12, 2004 - 4:00 pm
LOCATION: Montreal

TO DIAL-IN TO THE TELECONFERENCE PLEASE CALL 1-800-814-4862
For more information please contact us at (514) 939-3989 or by e-mail: Henri Perron: hperron@renmarkfinancial.com or John Boidman: jboidman@renmarkfinancial.com

Rebroadcast of the teleconference will be available as of May 12th, 18h00 through May 19th 23h59 by dialing 1-877-289-8525 (access code 21049742#).



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

CAMPBELL RESOURCES INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Expressed in thousands of Canadian dollars)
--------------------------------------------------------------------------------

                                                                                         MARCH 31         December 31
                                                                                             2004                2003
                                                                                                $                   $
                                                                                                             Restated
ASSETS

Current assets

   Cash and short-term deposits                                                             7,406               4,752
   Restricted cash                                                                            256                 234
   Short-term investments                                                                     105                 536
   Receivables                                                                              1,142               2,125
   Settlements receivable                                                                   1,864               2,128
   Notes receivable                                                                             -                 590
   Inventories of ore and supplies                                                          5,785               4,699
   Prepaid                                                                                    614                 635
                                                                                          -------             -------
                                                                                           17,172              15,699

Amount receivable from Copper Rand/Portage Restoration
   Fiduciary Fund                                                                           2,961               2,918
Notes receivable                                                                           26,145              26,145
Restricted deposits and swap agreement                                                     49,241              49,173
Future income tax                                                                           1,453               1,516
Mining interests                                                                           63,838              59,669
Accrued benefit assets                                                                      2,641               2,460
Other assets                                                                                2,116               2,193
                                                                                          -------             -------
                                                                                          165,567             159,773
                                                                                          =======             =======
LIABILITIES

Current liabilities
   Accounts payable                                                                         4,545               4,829
   Accrued liabilities                                                                      3,702               3,302
   Current portion of long-term debt                                                          296                 490
                                                                                          -------             -------
                                                                                            8,543               8,621

Asset retirement obligations                                                                7,218               7,112
Long-term debt                                                                             59,820              59,589
Future income taxes                                                                         2,153               2,216
Deferred royalty                                                                           29,725              30,373
Other liabilities                                                                             300                 314
Non-controlling interest                                                                    5,743               5,745
                                                                                          -------             -------
                                                                                          113,502             113,970
                                                                                          -------             -------
SHAREHOLDERS' EQUITY

   Capital stock                                                                           61,556              55,429
   Warrants and stock options                                                               2,232                 301
   Deficit                                                                                (11,723)             (9,927)
                                                                                          -------             -------
                                                                                           52,065              45,803
                                                                                          -------             -------
                                                                                          165,567             159,773
                                                                                          =======             =======

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
Three months ended March 31
(Expressed in thousands of Canadian dollars except per share amounts)
--------------------------------------------------------------------------------

                                                                                               2004                2003
                                                                                                  $                   $
                                                                                                               Restated
METAL SALES                                                                                   4,396               4,628
                                                                                            -------             -------

Expenses
   Mining                                                                                     4,847               5,101
   General administration                                                                       478                 418
   Depreciation and amortization                                                              1,190               1,499
   Care and maintenance                                                                          84                  75
   Exploration                                                                                  207                   -
                                                                                            -------             -------
                                                                                              6,806               7,093
                                                                                            -------             -------
Loss before the following items                                                              (2,410)             (2,465)

Interest expense on long-term debt                                                             (125)               (237)
Interest income                                                                                 437                 449
Amortization of deferred charges                                                                (66)                (66)
                                                                                            -------             -------
Loss from operations                                                                         (2,164)             (2,319)
                                                                                            -------             -------

Other income (expense)
   Other income                                                                                 406                 845
   Loss on repurchase of royalty                                                                  -                (559)
                                                                                            -------             -------
                                                                                                406                 286
                                                                                            -------             -------
Loss before taxes and non-controlling interest                                               (1,758)             (2,033)

Income and mining tax                                                                           (40)                 (8)
                                                                                            -------             -------
                                                                                             (1,798)             (2,041)
Non-controlling interest                                                                          2                   -
                                                                                            -------             -------
NET LOSS                                                                                     (1,796)             (2,041)
                                                                                            =======             =======
WEIGHTED AVERAGE NUMBER OF COMMON SHARES ('000)                                              89,050              44,479
                                                                                            =======             =======
LOSS PER SHARE                                                                                (0.02)              (0.05)
                                                                                            =======             =======


CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF DEFICIT (UNAUDITED)
Three months ended March 31
(Expressed in thousands of Canadian dollars except per share amounts)
--------------------------------------------------------------------------------

                                                                                               2004                2003
                                                                                                  $                   $
                                                                                                               Restated
BALANCE AT BEGINNING OF PERIOD
As previously reported                                                                        9,927               8,992
Adjustment for change in an accounting policy with respect to asset retirement
   obligations                                                                                    -              (1,924)
                                                                                            -------             -------
   Restated                                                                                   9,927               7,068
Net loss                                                                                      1,796               2,041
                                                                                            -------             -------
BALANCE AT END OF PERIOD                                                                     11,723               9,109
                                                                                            =======             =======



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